

**Nasdaq: PEBO**

# Investor Presentation

## 3rd Quarter 2018

Filed by Peoples Bancorp Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12
under the Securities Exchange
Act of 1934
Subject Company: First
Prestonsburg Bancshares Inc.
Commission File No. 000-16772

# Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "2017 Form 10-K"), and the earnings release for the 3rd quarter and nine months ended September 30, 2018 (the "Third Quarter Earnings Release"), included in Peoples Current Report on Form 8-K furnished to the Securities and Exchange Commission ("SEC") on October 23, 2018, each which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). As required by U.S. generally accepted accounting principles, Peoples is required to evaluate the impact of subsequent events through the issuance date of its September 30, 2018 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2017 Form 10-K under the section, "Risk Factors" in Part I, Item 1A, and in the Third Quarter Earnings Release. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

# Additional Information



This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, securities of Peoples. Peoples will file a registration statement on Form S-4 and will file other documents regarding the proposed merger with First Prestonsburg Bancshares Inc. ("First Prestonsburg") referenced in this presentation with the SEC to register the shares of Peoples common stock to be issued to the shareholders of First Prestonsburg. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of First Prestonsburg after the registration statement has been declared effective by the SEC and in advance of its special meeting of shareholders to be held to consider the proposed merger.

SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, FIRST PRESTONSBURG AND THE PROPOSED TRANSACTION.

A free copy of these documents and other filings containing information about Peoples, may be obtained after their filing at the SEC's website (www.sec.gov). Additionally, free copies of these documents may be obtained on Peoples' website (www.peoplesbancorp.com) in the "Investor Relations" section of or by a written request mailed to:

Peoples Bancorp Inc.
Attn: Investor Relations
138 Putnam Street
PO Box 738
Marietta OH 45750-0738



---

# Overview



- **Profile, Investment Rationale, Strategy, and Culture**

- **Acquisition**

- **Strategic Priorities and Financial Results**

- **Q3 2018 Performance**

- **Appendix**



## Profile, Investment Rationale, Strategy, and Culture



Peoples BANCORP®

# Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $4.0 billion; Loans: $2.7 billion
  - Deposits: $3.0 billion
  - Market capitalization: $665 million
  - Assets Under Admin/Mgmt: $2.4 billion
- **Current footprint**
  - Demographics:
    - Median income: $45,000
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 4.6%
    - WV: 5.2%
    - KY: 4.5%
    - US: 3.7%



OH
WV
KY
Marietta
Cleveland
Beachwood
Mount Vernon
New Philadelphia
Coshocton
Worthington
Newark
Columbus
Zanesville
Lancaster
Centerville
Chillicothe
New Vienna
Hillsboro
Jackson
Cincinnati
Morgantown
Ashland
Huntington
Charleston
Pikeville

Market data as of October 23, 2018
Unemployment data as of September 2018
Financial data as of September 30, 2018



Peoples BANCORP

## Investment Rationale



- Unique community banking model
  - Greater revenue diversity (30% non-interest income, excluding gains and losses) than the average $1 - 10 billion bank
  - Strong community reputation and active involvement
  - Local market teams capable of out-maneuvering larger banks
  - More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, etc.)
- Strong, diverse businesses earning non-interest income
  - 20th largest bank-owned insurance agency, with expertise in commercial, personal, life & health
  - Wealth management – $2.4 billion in assets under administration and management, including brokerage, trust and retirement planning
- Capacity to grow our franchise
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure
- Committed to disciplined execution
  - Strong, integrated enterprise risk management process
  - Dedicated to delivering positive operating leverage
  - Focused on business line performance and contribution, operating efficiency, and credit quality
- Attractive dividend opportunity
  - Targeting 40% to 50% payout ratio
  - Dividend paid increased from $0.15 per share for Q1 2016 to $0.30 for Q3 2018



---

## What PEBO Stands For!



- ## Mission, Vision and Values

- ## Brand Promise

- ## Go To Market Proposition

- ## The Best Community Bank in America with Strategic Road Map



# Mission, Vision and Values



### Our Mission

Our mission is to be the primary financial resource for our businesses and clients who value us as true financial partners. We grow these relationships by delivering trusted advice, extraordinary personal service, and a seamless, integrated suite of services that meets all their needs.

### Our Vision

Our vision is to be the leading financial services provider to the clients and markets we serve.

### Our Values

Peoples' Employee Promise Circle represents how we do business and our never-ending pursuit of creating value for our clients. Our strategies to serve clients and enhance shareholder value often change, but our values remain constant.

- **C**lients First
- **I**ntegrity Always
- **R**espect for All
- **C**ommitment to Community
- **L**ead the Way
- **E**xcellence in Everything





# Brand Promise



We will work side by side to overcome challenges and seize opportunities. We listen and work with you. Together, we will build and execute thoughtful plans and actions, blending our experience and expertise, to move you toward your goals. Our core difference is providing you peace of mind, confidence and clarity in your financial life.

Working Together. Building Success.®





## PEBO's *Go To Market* proposition of Insurance, Investment and Banking is unique to our footprint and enables a complete financial relationship with our Clients

Peoples has been in the banking business since 1902



Peoples Insurance is one of the 20 largest bank-owned Insurance agencies in the United States

Peoples has financial advisors to meet individual and business (401K) needs

**Top 250 Most Profitable Clients**



100%
75%
50%
25%
0%
42%
11%
29%
26%
16%
21%
% with Insurance
% with Investments
Old markets
New markets
Total

Data as of June 30, 2018

Old Markets have 144 out of the top 250 clients

Old Markets are KY, WV, SE Ohio, Cambridge and Columbus

New Markets are SW and NE Ohio (including Coshocton)



## Strategic Road Map for Best Community Bank in America



### Best Community Bank in America

- Commitment to Superior Shareholder Returns
- Clients' 1st Choice for Banking, Investing and Insurance
- Great Place to Work
- Meaningful Impact on Our Communities

**Responsible Risk Management**

- Embrace Our Way of Life
- Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance
- Do Things Right the First Time
- Raise Your Hand
- Discover the Root Cause
- Excel at Change Management

**Extraordinary Client Experience**

- Delight the Client
- Deliver Expert Advice and Solutions
- Provide a Consistent Client Experience
- Lead Meaningful Client Reviews
- Evolve the Mobile Experience
- DWYSYWD

**Profitable Revenue Growth**

- Acquire, Grow and Retain Clients
- Earn Client Referrals
- Understand Client Needs and Concerns
- Live the Sales and Service Processes
- Value Our Skills and Expertise
- Operate Efficiently
- Execute Thoughtful Mergers and Acquisitions

**First Class Workplace**

- Hire for Values
- Strive for Excellence
- Invest in Each Other
- Promote a culture of learning
- Coach in Every Direction
- Recognize and Reward Performance
- Balance Work and Life
- Cultivate Diversity
- Spread Goodness



# Acquisition



## First Prestonsburg Bancshares Inc. Transaction





First Commonwealth Bank Member FDIC

First Prestonsburg Bancshares Inc. is the parent company of First Commonwealth Bank of Prestonsburg, Inc.
Deal announced on October 29, 2018

Eight full service branches in and around the Prestonsburg and Pikeville markets in eastern Kentucky, and scheduled to open a ninth in Georgetown, Kentucky by the end of 2018

| Transaction Summary | |
|---|---|
| Deal Value: | $45.4 million |
| Cost savings: | 35%<br>2019 Phase-in = 75%<br>2020 Phase-in = 100% |
| Gross loan mark: | 3.70% |
| One-time costs: | $9 million |
| Due diligence: | Completed |
| Required approvals: | First Prestonsburg shareholder approval, regulatory approval |
| Anticipated closing / Conversion dates: | 2nd Quarter of 2019 |

- Opportunity to gain synergies with existing insurance operation in the area

- Will provide liquidity in rising deposit cost environment

### Financial Summary as of 9/30/18

- Total assets = $310 million
- Total loans = $139 million
- Total deposits = $244 million
- Premium to core deposits = 8.4%

### Financial Impact

- Full Year 1 EPS Accretion of about 5%
- Tangible book earn-back of about 2 years
- Price / LTM earnings = 18.5 x





# First Prestonsburg Bancshares Inc. Transaction

## Deposit Market Share

| | Institution (ST) | Number of Branches | Total Deposits In Market ($000) | Total Market Share (%) |
|---|---|---|---|---|
| | Floyd, KY | | | |
| 1. | First Prestonsburg Bcshs Inc (KY) | 4 | 168,682 | 35.8 |
| 2. | Community Trust Bancorp Inc. (KY) | 2 | 121,957 | 25.9 |
| 3. | Citizens National Corp. (KY) | 3 | 90,401 | 19.2 |
| 4. | U.S. Bancorp (MN) | 2 | 78,395 | 16.6 |
| 5. | BB&T Corp. (NC) | 1 | 11,949 | 2.5 |
| | Total For Institutions In Market | 12 | 471,384 | |
| | Johnson, KY | | | |
| 1. | Citizens National Corp. (KY) | 2 | 193,121 | 48.2 |
| 2. | City Holding Co. (WV) | 2 | 112,795 | 28.1 |
| 3. | First Prestonsburg Bcshs Inc (KY) | 1 | 38,248 | 9.5 |
| 4. | BB&T Corp. (NC) | 1 | 35,736 | 8.9 |
| 5. | Community Trust Bancorp Inc. (KY) | 1 | 21,044 | 5.2 |
| | Total For Institutions In Market | 7 | 400,944 | |

| | Institution (ST) | Number of Branches | Total Deposits In Market ($000) | Total Market Share (%) |
|---|---|---|---|---|
| | Magoffin, KY | | | |
| 1. | SNB Bancorp Inc (KY) | 2 | 90,571 | 65.6 |
| 2. | Citizens National Corp. (KY) | 1 | 27,746 | 20.1 |
| 3. | First Prestonsburg Bcshs Inc (KY) | 1 | 19,853 | 14.4 |
| | Total For Institutions In Market | 4 | 138,170 | |
| | Martin, KY | | | |
| 1. | Community Holding Co. (KY) | 2 | 81,636 | 84.0 |
| 2. | First Prestonsburg Bcshs Inc (KY) | 1 | 15,539 | 16.0 |
| | Total For Institutions In Market | 3 | 97,175 | |
| | Pike, KY | | | |
| 1. | Community Trust Bancorp Inc. (KY) | 11 | 793,382 | 67.0 |
| 2. | U.S. Bancorp (MN) | 7 | 165,084 | 14.0 |
| 3. | BB&T Corp. (NC) | 2 | 133,134 | 11.3 |
| 4. | Citizens National Corp. (KY) | 2 | 60,818 | 5.1 |
| 5. | Pinnacle Bank Inc. (KY) | 1 | 13,613 | 1.2 |
| 6. | First Natl Bk of Williamson (WV) | 1 | 10,420 | 0.9 |
| 7. | First Prestonsburg Bcshs Inc (KY) | 1 | 6,895 | 0.6 |
| | Total For Institutions In Market | 25 | 1,183,346 | |



Source: SNL Financial; Pro forma for pending or recently completed transactions
Note: Deposit data as of 6/30/2018

# Strategic Priorities and Financial Results



# Strategic Priorities



| Positive Operating Leverage | • Focused on sustainable revenue growth<br>• Disciplined expense management<br>• Expand revenue vs expense growth gap beyond 2%<br>• Drive core efficiency ratio to 60% | See page 23<br>See page 24<br>See page 25<br>See page 26 |
| --- | --- | --- |
| Superior Asset Quality | • Preserve key metrics superior to most of our peers<br>• Balance growth with prudent credit practices<br>• Improve diversity within the loan portfolio | See page 28<br>See page 29<br>See page 32 |
| High Quality Balance Sheet | • Achieve meaningful loan growth each year<br>• Maintain emphasis on core deposit growth<br>• Adjust earning asset mix by shifting investments to loans<br>• Prudent use of capital (dividends, share repurchases & acquisitions) | See page 33<br>See page 34<br>See page 36<br>See page 37 |



---

# New Strategic Targets



| | Metrics | YTD 9/30/17 | YTD 9/30/18 | 3-Year Strategic Target Range * | Status as of 9/30/18 |
| --- | --- | --- | --- | --- | --- |
| **Improve Asset Quality** | NPAs as a percent of total loans and OREO (1) | 0.86% | 0.67% | 0.70% to 1.00% | ✔ |
| | Net charge-offs as a percent of average total loans (2) | 0.12% | 0.18% | 0.30% to 0.50% | ✔ |
| **Adjust Balance Sheet Mix** | Loans to total assets | 65.51% | 67.64% | 72.0% to 77.5% | |
| | Loans to deposits | 87.33% | 89.04% | 85.0% to 95.0% | ✔ |
| | DDAs to deposits | 41.62% | 38.02% | 40.0% to 45.0% | |
| | Borrowings to total funding | 12.76% | 13.48% | 15.0% to 20.0% | |
| **High Quality, Diversified Revenue Stream** | Total revenue growth versus prior year period | 5.66% | 11.91% | 5% to 9% | ✔ |
| | Non-interest income, excluding gains and losses, to total revenue | 31.94% | 31.07% | 35% to 40% | |
| **Strong Capital Position** | Equity to assets | 12.88% | 12.60% | 12% to 14% | ✔ |
| | Tangible equity to tangible assets (3) | 9.20% | 8.88% | 8% to 10% | ✔ |
| **Operating Leverage** | Net interest margin (2)(4) | 3.61% | 3.69% | 3.6% to 3.8% | ✔ |
| | Efficiency ratio (3)(6) | 62.24% | 61.41% | Below 60% | |
| **Execute on Strategies** | Return on average stockholders' equity (2)(6) | 8.80% | 10.56% | 11.5% to 13.0% | |
| | Return on average assets (2)(6) | 1.13% | 1.33% | 1.45% to 1.55% | |
| | Pre-provision net revenue / total avg assets (2)(3)(6) | 1.65% | 1.76% | Over 1.80% | |
| | Dividend payout (5) | 38.34% | 48.55% | 40% to 50% | ✔ |

(1) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(2) Annualized.
(3) Non-GAAP financial measure. See Appendix.
(4) Information presented on a fully tax-equivalent basis.
(5) Dividend data reflects amounts declared with respect to earnings for the period indicated.
(6) Non-GAAP financial measure. Adjusted to exclude acquisition-related costs and pension settlement charges. See appendix.

\* Current 3 Year Strategy Planning Period = 2019-2021



# Our Capabilities



| Online Channel | ***National Banks*** Chase | Wells Fargo | Bank of America | PNC | Huntington | Peoples Bank | ***Community Banks*** City National | Community Trust | WesBanco | Park National | United Bank |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Online Account Opening | Yes | Yes | Yes | Yes | Yes | Yes ★ | Yes | No | No | Yes | Yes |
| Online Loan Applications | Yes | Yes | Yes | Yes | Yes | Yes ★ | Yes | No | Yes | No | Yes |
| Bill Pay | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Reverse Positive Pay | Yes | Yes | Yes | Yes | Yes | Yes ★ | No | No | No | No | Yes |
| Positive Pay | Yes | Yes | Yes | Yes | Yes | Yes ★ | Yes | No | No | Yes | Yes |
| **Mobile Channel** | | | | | | | | | | | |
| Text Alerts | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Transaction Notifications | Yes | Yes | Yes | Yes | Yes | Yes | No | Yes | Yes | Yes | Yes |
| Mobile Deposits | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| Person to Person Payment | Yes | Yes | Yes | Yes | No | Yes ★ | No | Yes | Yes | Yes | No |
| Debit card on / off switch | No | Yes | Yes | No | Yes | Yes ★ | Yes | Yes | No | Yes | No |
| Apple Pay and Samsung Pay | Yes | Yes | Yes | Yes | Yes | Yes | No | Yes | Yes | Yes | Yes |
| ACH approval | No | Yes | No | No | No | Yes | No | Yes | Yes | Yes | Yes |
| Positive Pay | No | Yes | No | No | No | Yes ★ | No | Yes | No | Yes | Yes |
| **Social Media** | | | | | | | | | | | |
| Facebook | Yes | Yes | Yes | Yes | Yes | Yes ★ | Yes | No | Yes | Yes | No |
| Twitter | Yes | Yes | Yes | Yes | Yes | Yes ★ | Yes | No | Yes | Yes | No |
| LinkedIn | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| **Other Channels** | | | | | | | | | | | |
| Prepaid Debit Card | Yes | Yes | Yes | Yes | No | Yes ★ | No | Yes | No | No | No |
| Prepaid Gift Card | No | No | Yes | Yes | No | Yes ★ | Yes | Yes | Yes | No | No |
| Employer Loaded PayCards | Yes | Yes | Yes | Yes | No | Yes ★ | No | No | No | No | No |

★ Indicates PEBO has advantage over Community Bank group



Peoples BANCORP

Information accurate as of October 26, 2018, based on data from competitor websites

# Peoples Market Insight



- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)



Cleveland-Elyria, OH
Akron, OH
Mount Vernon, OH
Coshocton, OH
Columbus, OH
Zanesville, OH
Cambridge, OH
Dayton, OH
Wilmington, OH
Marietta, OH
Athens, OH
Cincinnati, OH-KY-IN
Jackson, OH
Parkersburg-Vienna, WV
Point Pleasant, WV-OH
WEST VIRGINIA
Huntington-Ashland, WV-KY-OH

Note: Green areas represent more urban population centers

| MSA | Rank | Deposits ($000)* | Deposit Market Share (%) |
|---|---|---|---|
| Marietta, OH | 1 | 706,482 | 46.79% |
| Wilmington, OH | 1 | 210,914 | 34.21% |
| Cambridge, OH | 1 | 219,162 | 34.22% |
| Coshocton, OH | 2 | 113,920 | 22.47% |
| Portsmouth, OH | 3 | 129,467 | 16.22% |
| Point Pleasant, WV | 3 | 82,809 | 22.64% |
| Athens, OH | 3 | 88,222 | 12.22% |
| Jackson, OH | 4 | 63,993 | 15.71% |
| Parkersburg-Vienna, WV | 7 | 112,015 | 6.92% |
| Zanesville, OH | 7 | 22,584 | 1.58% |
| Mount Vernon, OH | 9 | 10,963 | 1.32% |
| Cincinnati, OH-KY-IN | 14 | 414,826 | 0.37% |
| Huntington-Ashland, WV-KY-OH | 17 | 126,837 | 2.22% |
| Akron, OH | 19 | 87,722 | 0.63% |
| Cleveland-Elyria, OH | 24 | 115,658 | 0.17% |
| Columbus, OH | 28 | 97,136 | 0.14% |
| Non-MSA | | 348,717 | |
| **Total** | | **2,951,427** | |

*Source: S&P Global Market Intelligence @ 6/30/18
From Annual Summary of Deposits Report



Peoples BANCORP

# Q3 2018 Performance



Peoples BANCORP®

## Third Quarter 2018 Highlights



- Reported third quarter net income of $12.7 million
  - $13.6 million excluding acquisition-related costs and pension settlement charges*
- Non-interest income, excluding gains and losses, grew 4% compared to the second quarter of 2018
- Core efficiency ratio, adjusted to exclude acquisition-related expenses and pension settlement charges, was 60.8% for the quarter*
- Average loan balances grew $399 million, or 17%, compared to the third quarter of 2017. Organic loan balances grew $164 million, or 7%, compared to September 30, 2017.
- Achieved deposit growth of $91.9 million, or 3%, compared to June 30, 2018, and decreased loans-to-deposits ratio from 91% to 89%
- Reduced classified assets by $7 million, or 12%, compared to June 30, 2018
- Annualized net charge-offs as a percent of average gross loans was 0.10% for Q3 2018



*Non-GAAP financial measure. See appendix.

# Total Revenue Growth



## 20% increase in total revenue from Q3-16 to Q3-18



■ Net Interest Income ■ Non-Interest Income, Excluding Gains and Losses

* The second and third quarters of 2018 benefited from the acquisition of ASB. Loans acquired, coupled with increasing loan yields, contributed to the increase in net interest income, and the acquired mortgage origination operation contributed to the increase in non-interest income.



---

# Core Non-Interest Expense*



## Eight consecutive quarters of controlled expenses

■ Core Non-Interest Expenses * ■ Ongoing Expenses Resulting from ASB Acqusition



* Non-GAAP financial measure. See Appendix.　** Q2 2018 included ongoing expenses resulting from the ASB acquisition, such as salaries and occupancy expenses.



# Adjusted Operating Leverage



Adjusted operating leverage is the difference between total revenue growth and non-interest expense growth, on a percentage basis, excluding acquisition-related expenses and pension settlement charges.

Versus the same quarter in the prior year, adjusted operating leverage has been positive for six of the past eight quarters.

Versus the prior year, adjusted operating leverage was positive for fiscal years 2016 and 2017, and for the year-to-date period through September 30, 2018.







Adjusted operating leverage is a non-GAAP financial measure since it excludes the impact of acquisition-related expenses and pension settlement charges.

---

# Core Efficiency Ratio*



Efficiency ratio has improved as a result of expense control and revenue growth







\* The Core Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.

# Deposits Per Branch



Deposits per full service branch has trended upward since 2015, assisting us in being a more efficient bank.



# Improvement in Key Metrics



Peoples' focus on steadily growing loans and deposits, managing expenses, and increasing operating leverage, has resulted in improvement in key financial metrics.



Return on average assets, return on average tangible stockholders' equity, PPNR and PPNR to total average assets are presented on an annualized basis. Return on average tangible stockholders' equity, tangible book value per share, PPNR and PPNR to total average assets are non-GAAP financial measures (see Appendix).

(1) Q2 and Q3 2018 and YTD 2018 information is adjusted to exclude acquisition-related costs and pension settlement charges. See Appendix.

(2) The tax effect of amortization of other intangible assets, which is part of this calculation, uses a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for all previous periods shown.

# Asset Quality – NPAs/Assets



Nonperforming assets (NPAs) as a percentage of total assets have consistently been superior to Midwest banks with $1 - $10 billion in total assets.





Source: S&P Global Market Intelligence. Non-performing assets are defined as nonaccrual loans plus troubled debt restructurings plus other-real estate owned.

* Peer data as of September 30, 2018 is not yet available.

# NPA Composition



Nonperforming assets (NPAs) at 9/30/18 were primarily composed of well-collateralized commercial real estate and residential real estate loans, consistent with trend noted in recent quarters.





# Asset Quality



### Criticized and Classified loan levels remain reasonable



\* In accordance with Securities and Exchange Commission reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



# Loan Composition



| Loan Portfolio (Excluding Deposit ODs) | Commercial Real Estate Portfolio* |
|---|---|





The Commercial Real Estate Portfolio was comprised of loans to the following industries at September 30, 2018.

Data as of September 30, 2018
Total loan portfolio = $2,707,727



\*Exposure Including Commitments
Total CRE portfolio = $989,325

# Total Loan Growth



**Organic loan growth was 7% over September 30, 2017**





# Deposit Growth



**Deposits were up 3% compared to June 30, 2018**
**For the quarter ended September 30, 2018, cost of deposits was 0.66%**





# Deposit Costs and Betas





> - Interest bearing deposit cost has risen in line with our peer group mean from Q1 '18 to Q3 '18.
> - Third quarter interest bearing deposit cost is in the bottom quartile of our peer group at 66 basis points.
> - Deposit beta since the inception of the FED tightening (December 2015) is 17.50%.
> - All in cost of deposits for the third quarter and first nine months of 2018, including non interest bearing DDAs is 53 and 43 basis points, respectively.

This data represents the change in interest bearing deposit costs compared to the prior quarter. The cumulative percentages represent the total change in interest bearing deposit costs over the quarters shown, divided by the total basis point change over that period, as there were seven and eight rate hikes of 25 basis points each during the two periods, respectively.



Source: Keefe, Bruyette & Woods, Inc., except PEBO Cumulative: Q4 2015 to Q3 2018 in the bottom right graph

---

# Earning Asset Mix



### Since 2013, the percentage of earning assets composed of investments has decreased, while the percentage composed of loans has increased.





# Prudent Use of Capital



- **Dividends**
  - Consistently evaluate dividend and adjust accordingly. Annualized dividend yield for the third quarter of 2018 was 3.20%.



- **Acquisitions**
  - One insurance acquisition and three bank acquisitions were completed in 2014
  - One insurance acquisition and one bank acquisition were completed in 2015
  - One investment acquisition was completed in 2016
  - Two insurance acquisitions were completed in 2017
  - A bank acquisition was completed in April 2018, and another was announced in October 2018
- **Capital priorities**
  - Organic growth, dividends, and acquisition activities



---

# CRE Concentration Analysis



- ## CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk

  - Exposure levels also compare favorably to peer institution concentration levels

  - Concentration levels have improved relative to peers on a linked quarter basis



⭐ 300% is the level considered heightened CRE concentration risk per supervisory guidance

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/18. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)



Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2018.

# CRE Concentration Analysis





Peer Bank Subs -- Construction, Land, and Land Development Loans / Risk-Based Capital

⭐ 100% is the level considered heightened construction, land and land development concentration risk per supervisory guidance

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/18. Per April 2018 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)



Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2018.

---

# Business Highlights



- **Commercial Banking**
  - Average loans up 15% from Q3 2017
  - $25 million lending "house limit" although legal limit is over $50 million
- **Retail Banking**
  - Indirect loans grew by $61.0 million, or 18%, since September 30, 2017
  - Consumer DDA accounts at 43% of total consumer deposits
- **Insurance**
  - Commercial Property & Casualty lines comprising 56.0% of revenue
  - Expanding Life & Health segment comprising 14.5% of revenue
- **Trust and Investments**
  - $2.4 billion in assets under administration and management, up 5% from September 30, 2017
  - Q3 2018 non-interest income, was up 10% over Q3 2017
  - Retirement planning, 401(k) administration, brokerage and trust services



# Insurance & Investment Income Composition





### Insurance Revenue *

- Other 4.1%
- P&C Personal Lines 15.3%
- Life & Health 14.5%
- Performance based ** 10.2%
- P&C Commercial Lines 56.0%

** Approximately 90% attributable to P&C Commercial Lines

### Investment Revenue *

- Employee Benefits 15.7%
- Brokerage 31.4%
- Fiduciary 52.9%

* Trailing Twelve Months from 9/30/18
   Total insurance revenue for the trailing twelve months
   from 9/30/18 = $ 14,754,551

Total investment revenue for the trailing twelve months
from 9/30/18 = $ 12,471,110



41

# Financial Expectations – Q4 2018



- Annualized organic loan growth of 5% to 7%

- Quarterly credit costs similar to those recognized in the third quarter

- A net interest margin of approximately 3.70%

- Total non-interest income, excluding net gains and losses, of between $13 and $14 million

- Total non-interest expense similar to the third quarter of 2018

- A quarterly efficiency ratio between 60% and 62%

- A 19% effective federal income tax rate

- Minimal acquisition costs related to ASB; some related to First Prestonsburg



# Appendix



# Non-GAAP Measures



### PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Pre-provision net revenue is defined as net interest income plus total non-interest income minus total non-interest expense while excluding the provision for loan losses and all gains and losses included in earnings. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

| ($ in Thousands) | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 | FY-17 | YTD-18 |
|---|---|---|---|---|---|---|---|
| Income before income taxes | $ 16,022 | $ 14,340 | $ 14,124 | $ 8,904 | $ 15,546 | $ 57,203 | $ 38,574 |
| Add: Provision for loan losses | 1,086 | 1,115 | 1,983 | 1,188 | 1,302 | 3,772 | 4,473 |
| Add: Loss on debt extinguishment | – | – | – | 13 | – | – | 13 |
| Add: Loss on OREO | 2 | 105 | 5 | – | – | 129 | – |
| Add: Loss on securities | – | – | – | 147 | – | – | 146 |
| Add: Loss on other assets | 38 | 39 | – | 406 | – | 105 | 315 |
| Less: Gain on OREO | 15 | – | – | 14 | – | 13 | 9 |
| Less: Gains on securities | 1,861 | 764 | 1 | – | – | 2,983 | – |
| Less: Gains on other assets | – | – | 79 | – | 12 | 158 | – |
| Pre-provision net revenue | $ 15,272 | $ 14,835 | $ 16,032 | $ 10,644 | $ 16,836 | $ 58,055 | $ 43,512 |
| Average assets (in millions) | $ 3,541 | $ 3,562 | $ 3,597 | $ 3,898 | $ 3,998 | $ 3,510 | $ 3,833 |
| Pre-provision net revenue to average assets (a) | 1.71% | 1.65% | 1.81% | 1.10% | 1.67% | 1.65% | 1.52% |

(a) Presented on an annualized basis



# Non-GAAP Measures



## ADJUSTED PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Adjusted pre-provision net revenue is defined as net interest income, excluding acquisition-related costs and pension settlement charges, plus total non-interest income minus total non-interest expense while excluding the provision for loan losses and all gains and losses included in earnings. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

| ($ in Thousands) | Q2-18 | Q3-18 | YTD-18 |
|---|---|---|---|
| Income before income taxes | $  8,904 | $  15,546 | $  38,574 |
| Add: Acquisition-related costs | 6,261 | 675 | 6,880 |
| Add: Pension settlement charges | – | 176 | 176 |
| Add: Provision for loan losses | 1,188 | 1,302 | 4,473 |
| Add: Loss on debt extinguishment | 13 | – | 13 |
| Add: Loss on securities | 147 | – | 146 |
| Add: Loss on other assets | 406 | – | 315 |
| Less: Gain on other assets | – | 12 | – |
| Less: Gain on OREO | 14 | – | 9 |
| Pre-provision net revenue | $  16,905 | $  17,687 | $  50,568 |
| Average assets (in millions) | $  3,898 | $  3,998 | $  3,833 |
| Pre-provision net revenue to average assets (a) | 1.74% | 1.76% | 1.76% |

(a) Presented on an annualized basis



---

# Non-GAAP Measures



## CORE NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES

Core non-interest income, excluding gains and losses, is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-GAAP since it excludes the impact of system upgrade revenue waived.

| ($ in Thousands) | FY-15 | FY-16 | FY-17 | YTD-18 |
|---|---|---|---|---|
| Total non-interest income, excluding gains and losses | $  47,441 | $  51,070 | $  52,653 | $  43,042 |
| Plus: System upgrade revenue waived | - | 85 | - | - |
| Total non-core, non-interest income, excluding gains and losses | $  - | $  85 | $  - | $  - |
| Core non-interest income, excluding gains and losses | $  47,441 | $  51,155 | $  52,653 | $  43,042 |

| ($ in Thousands) | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 |
|---|---|---|---|---|---|---|---|---|
| Total non-interest income, excluding gains and losses | $  12,111 | $  13,334 | $  13,590 | $  12,610 | $  13,119 | $  14,894 | $  13,807 | $  14,341 |
| Plus: System upgrade revenue waived | 85 | - | - | - | - | - | - | - |
| Total non-core, non-interest income, excluding gains and losses | $  85 | $  - | $  - | $  - | $  - | $  - | $  - | $  - |
| Core non-interest income, excluding gains and losses | $  12,196 | $  13,334 | $  13,590 | $  12,610 | $  13,119 | $  14,894 | $  13,807 | $  14,341 |



# Non-GAAP Measures



## CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-GAAP since it excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

| ($ in Thousands) | FY-15 | FY-16 | FY-17 | YTD-18 |
|---|---|---|---|---|
| Total non-interest expense | $ 115,081 | $ 106,911 | $ 107,975 | $ 95,021 |
| Less: acquisition-related expenses | 10,722 | - | 341 | 6,880 |
| Less: system upgrade costs | - | 1,259 | - | - |
| Less: pension settlement charges | 459 | - | 242 | 176 |
| Less: other non-core charges | 592 | - | - | - |
| Total non-core expenses | $ 11,773 | $ 1,259 | $ 583 | $ 7,056 |
| **Core non-interest expenses** | **$ 103,308** | **$ 105,652** | **$ 107,392** | **$ 87,965** |

| ($ in Thousands) | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 |
|---|---|---|---|---|---|---|---|---|
| Total non-interest expense | $ 27,282 | $ 27,331 | $ 26,680 | $ 26,558 | $ 27,406 | $ 28,221 | $ 35,971 | $ 30,829 |
| Less: system upgrade costs | 746 | - | - | - | - | - | - | - |
| Less: acquisition-related expenses | - | - | - | - | 341 | 149 | 6,056 | 675 |
| Less: pension settlement charges | - | - | - | - | 242 | - | - | 176 |
| Total non-core expenses | $ 746 | $ - | $ - | $ - | $ 583 | $ 149 | $ 6,056 | $ 851 |
| **Core non-interest expenses** | **$ 26,536** | **$ 27,331** | **$ 26,680** | **$ 26,558** | **$ 26,823** | **$ 28,072** | **$ 29,915** | **$ 29,978** |



# Non-GAAP Measures



## EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and all losses). This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

| ($ in Thousands) | FY-15 | FY-16 | FY-17 | YTD-18 |
|---|---|---|---|---|
| Total non-interest expense | $ 115,081 | $ 106,911 | $ 107,975 | $ 95,021 |
| Less: amortization of other intangible assets | 4,077 | 4,030 | 3,516 | 2,477 |
| **Efficiency ratio numerator** | **$ 111,004** | **$ 102,881** | **$ 104,459** | **$ 92,544** |
| Net interest income, fully tax-equivalent | $ 99,588 | $ 106,892 | $ 115,290 | $ 96,161 |
| Non-interest income, excluding gains and losses | 47,441 | 51,070 | 52,653 | 43,042 |
| **Efficiency ratio denominator** | **$ 147,029** | **$ 157,962** | **$ 167,943** | **$ 139,203** |
| **Efficiency ratio** | 75.50% | 65.13% | 62.20% | 66.48% |

| ($ in Thousands) | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 |
|---|---|---|---|---|---|---|---|---|
| Total non-interest expense | $ 27,282 | $ 27,331 | $ 26,680 | $ 26,558 | $ 27,406 | $ 28,221 | $ 35,971 | $ 30,829 |
| Less: amortization of other intangible assets | 1,007 | 863 | 871 | 869 | 913 | 754 | 861 | 862 |
| **Efficiency ratio numerator** | **$ 26,275** | **$ 26,468** | **$ 25,809** | **$ 25,689** | **$ 26,493** | **$ 27,467** | **$ 35,110** | **$ 29,967** |
| Net interest income, fully tax-equivalent | $ 27,184 | $ 27,458 | $ 28,586 | $ 29,680 | $ 29,562 | $ 29,586 | $ 33,031 | $ 33,545 |
| Non-interest income, excluding gains and losses | 12,111 | 13,334 | 13,590 | 12,610 | 13,119 | 14,894 | 13,807 | 14,341 |
| **Efficiency ratio denominator** | **$ 39,295** | **$ 40,792** | **$ 42,176** | **$ 42,290** | **$ 42,681** | **$ 44,480** | **$ 46,838** | **$ 47,886** |
| **Efficiency ratio** | 66.87% | 64.89% | 61.19% | 60.74% | 62.07% | 61.75% | 74.96% | 62.58% |



# Non-GAAP Measures



## ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and all losses). This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges) and core non-interest income (which excludes system upgrade revenue waived), excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

| ($ in Thousands) | FY-15 | FY-16 | FY-17 | YTD-18 |
|---|---|---|---|---|
| Total core non-interest expenses | $ 103,308 | $ 105,652 | $ 107,392 | $ 87,965 |
| Less: amortization of other intangible assets | 4,077 | 4,030 | 3,516 | 2,477 |
| Adjusted efficiency ratio numerator | $ 99,231 | $ 101,622 | $ 103,876 | $ 85,488 |
| Net interest income, fully tax-equivalent | $ 99,590 | $ 106,892 | $ 115,290 | $ 96,161 |
| Core non-interest income excluding gains and losses | 47,441 | 51,155 | 52,653 | 43,042 |
| Adjusted efficiency ratio denominator | $ 147,031 | $ 158,047 | $ 167,943 | $ 139,203 |
| Adjusted efficiency ratio | 67.49% | 64.30% | 61.85% | 61.41% |

| ($ in Thousands) | Q4-16 | Q1-17 | Q2-17 | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 |
|---|---|---|---|---|---|---|---|---|
| Total core non-interest expenses | $ 26,536 | $ 27,331 | $ 26,680 | $ 26,558 | $ 26,823 | $ 28,072 | $ 29,915 | $ 29,978 |
| Less: amortization of other intangible assets | 1,007 | 863 | 871 | 869 | 913 | 754 | 861 | 862 |
| Adjusted efficiency ratio numerator | $ 25,529 | $ 26,468 | $ 25,809 | $ 25,689 | $ 25,910 | $ 27,318 | $ 29,054 | $ 29,116 |
| Net interest income, fully tax-equivalent | $ 27,184 | $ 27,458 | $ 28,586 | $ 29,680 | $ 29,562 | $ 29,586 | $ 33,031 | $ 33,545 |
| Core non-interest income, excluding gains and losses | 12,196 | 13,334 | 13,590 | 12,610 | 13,119 | 14,894 | 13,807 | 14,341 |
| Adjusted efficiency ratio denominator | $ 39,380 | $ 40,792 | $ 42,176 | $ 42,290 | $ 42,681 | $ 44,480 | $ 46,838 | $ 47,886 |
| Adjusted efficiency ratio | 64.83% | 64.89% | 61.19% | 60.74% | 60.71% | 61.42% | 62.03% | 60.80% |



# Non-GAAP Measures



## TANGIBLE EQUITY RATIOS

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

| ($ in Thousdands) | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 |
|---|---|---|---|---|---|
| **Tangible Equity:** | | | | | |
| Total stockholders' equity | $ 457,386 | $ 458,592 | $ 456,815 | $ 499,339 | $ 504,290 |
| Less: goodwill and other intangible assets | 143,859 | 144,576 | 143,820 | 163,953 | 163,401 |
| Tangible equity | $ 313,527 | $ 314,016 | $ 312,995 | $ 335,386 | $ 340,889 |
| **Tangible Assets:** | | | | | |
| Total assets | $ 3,552,412 | $ 3,581,686 | $ 3,634,929 | $ 3,972,091 | $ 4,003,089 |
| Less: goodwill and other intangible assets | 143,859 | 144,576 | 143,820 | 163,953 | 163,401 |
| Tangible assets | $ 3,408,553 | $ 3,437,110 | $ 3,491,109 | $ 3,808,138 | $ 3,839,688 |
| **Tangible Equity to Tangible Assets:** | | | | | |
| Tangible equity | $ 313,527 | $ 314,016 | $ 312,995 | $ 335,386 | $ 340,889 |
| Tangible assets | $ 3,408,553 | $ 3,437,110 | $ 3,491,109 | $ 3,808,138 | $ 3,839,688 |
| Tangible equity to tangible assets | 9.20% | 9.14% | 8.97% | 8.81% | 8.88% |
| **Tangible Book Value per Share:** | | | | | |
| Tangible equity | $ 313,527 | $ 314,016 | $ 312,995 | $ 335,386 | $ 340,889 |
| Common shares outstanding | 18,281,194 | 18,287,449 | 18,365,035 | 19,528,952 | 19,550,014 |
| Tangible book value per share | $ 17.15 | $ 17.17 | $ 17.04 | $ 17.17 | $ 17.44 |



# Non-GAAP Measures



## RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

| ($ in Thousands) | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 | FY-17 | YTD-18 |
|---|---|---|---|---|---|---|---|
| **Annualized Net Income Excluding Amortization of Other Intangible Assets:** | | | | | | | |
| Net income | $ 10,895 | $ 9,001 | $ 11,741 | $ 7,892 | $ 12,725 | $ 38,471 | $ 32,358 |
| Add: amortization of other intangible assets | 869 | 913 | 754 | 861 | 862 | 3,516 | 2,477 |
| Less: tax effect (a) of amortization of other intangible assets | 304 | 320 | 158 | 181 | 181 | 1,231 | 520 |
| Net income excluding amortization of other intangible assets | $ 11,460 | $ 9,594 | $ 12,337 | $ 8,572 | $ 13,406 | $ 40,756 | $ 34,315 |
| | | | | | | | |
| Days in the period | 92 | 92 | 90 | 91 | 92 | 365 | 273 |
| Days in the year | 365 | 365 | 365 | 365 | 365 | 365 | 365 |
| Annualized net income | $ 43,225 | $ 35,710 | $ 47,616 | $ 31,655 | $ 50,485 | $ 38,471 | $ 43,263 |
| | | | | | | | |
| Annualized net income excluding amortization of other intangible assets | $ 45,466 | $ 38,063 | $ 50,033 | $ 34,382 | $ 53,187 | $ 40,756 | $ 45,879 |
| | | | | | | | |
| **Average Tangible Stockholders' Equity:** | | | | | | | |
| Total average stockholders' equity | $ 456,198 | $ 458,648 | $ 454,232 | $ 489,876 | $ 501,785 | $ 450,379 | $ 482,138 |
| Less: average goodwill and other intangible assets | 144,267 | 143,942 | 144,190 | 161,600 | 163,615 | 144,696 | 156,540 |
| Average tangible stockholders' equity | $ 311,931 | $ 314,706 | $ 310,042 | $ 328,276 | $ 338,170 | $ 305,683 | $ 325,598 |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods, and a 35% federal statutory tax rate for all other periods shown.



---

# Non-GAAP Measures



## RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

Continued from previous slide.

| ($ in Thousands) | Q3-17 | Q4-17 | Q1-18 | Q2-18 | Q3-18 | FY-17 | YTD-18 |
|---|---|---|---|---|---|---|---|
| **Return on Average Stockholders' Equity Ratio:** | | | | | | | |
| Annualized net income | $ 43,225 | $ 35,710 | $ 47,616 | $ 31,655 | $ 50,485 | $ 38,471 | $ 43,263 |
| Average stockholders' equity | $ 456,198 | $ 458,648 | $ 454,232 | $ 489,876 | $ 501,785 | $ 450,379 | $ 482,138 |
| | | | | | | | |
| Return on average stockholders' equity | 9.47% | 7.79% | 10.48% | 6.46% | 10.06% | 8.54% | 8.97% |
| | | | | | | | |
| **Return on Average Tangible Stockholders' Equity Ratio:** | | | | | | | |
| Annualized net income excluding amortization of other intangible assets | $ 45,466 | $ 38,063 | $ 50,033 | $ 34,382 | $ 53,187 | $ 40,756 | $ 45,879 |
| Average tangible stockholders' equity | $ 311,931 | $ 314,706 | $ 310,042 | $ 328,276 | $ 338,170 | $ 305,683 | $ 325,598 |
| | | | | | | | |
| Return on average tangible stockholders' equity | 14.58% | 12.09% | 16.14% | 10.47% | 15.73% | 13.33% | 14.09% |



# Non-GAAP Measures



## ADJUSTED RETURN ON AVERAGE STOCKHOLDERS' EQUITY

The adjusted return on average stockholders' equity ratio is calculated as net income adjusted to exclude acquisition-related costs and pension settlement charges, divided by average total stockholders' equity. This measure is non-GAAP since it excludes acquisition-related costs and pension settlement charges.

| ($ in Thousands) | Q2-18 | Q3-18 | YTD-18 |
|---|---|---|---|
| **Annualized Net Income :** | | | |
| Income before income taxes | $ 8,904 | $ 15,546 | $ 38,574 |
| Add: acquisition-related costs | 6,261 | 674 | 7,083 |
| Add: pension settlement charges | - | 176 | 176 |
| Income before income taxes, excluding acquisition-related costs and pension settlement charges | $ 15,165 | $ 16,396 | $ 45,833 |
| | | | |
| Income tax expense on income before income taxes | 1,012 | 2,821 | 6,216 |
| Income tax expense on acquisition-related costs (a) | 1,315 | 142 | 1,487 |
| Income tax expense on pension settlement charges (a) | - | 37 | 37 |
| | | | |
| Net income, excluding acquisition-related costs and pension settlement charges | $ 12,838 | $ 13,396 | $ 38,093 |
| | | | |
| Days in the period | 91 | 92 | 273 |
| Days in the year | 365 | 365 | 365 |
| Annualized net income excluding acquisition-related costs and pension settlement charges | $ 51,493 | $ 53,147 | $ 50,930 |
| | | | |
| **Return on Average Stockholders' Equity Ratio :** | | | |
| Annualized net income excluding acquisition-related costs and pension settlement charges | $ 51,493 | $ 53,147 | $ 50,930 |
| Average stockholders' equity | $ 489,876 | $ 501,785 | $ 482,138 |
| | | | |
| Adjusted return on average stockholders' equity | 10.51% | 10.59% | 10.56% |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods.



53

---

# Non-GAAP Measures



## ADJUSTED RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The adjusted return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income adjusted to exclude acquisition-related costs and pension settlement charges, (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes acquisition-related costs, pension settlement charges, and the after-tax impact of amortization of other intangible assets from earnings, and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

| ($ in Thousands) | Q2-18 | Q3-18 | YTD-18 |
|---|---|---|---|
| **Annualized Net Income:** | | | |
| Net income | $ 7,892 | $ 12,725 | $ 32,358 |
| Add: acquisition-related costs | 6,261 | 674 | 7,083 |
| Less tax effect (a) of acquisition-related costs | (1,315) | (142) | (1,487) |
| Add: pension settlement charges | - | 176 | 176 |
| Less tax effect (a) of pension settlement charges | - | (37) | (37) |
| Add: amortization of other intangible assets | 861 | 862 | 2,477 |
| Less tax effect (a) of other intangible assets | (181) | (181) | (520) |
| Net income excluding acquisition-related costs, pension settlement charges, and amortization of other intangible assets | $ 13,518 | $ 14,077 | $ 40,050 |
| | | | |
| Days in the period | 91 | 92 | 273 |
| Days in the year | 365 | 365 | 365 |
| Net income excluding acquisition-related costs, pension settlement charges, and amortization of other intangible assets | $ 54,221 | $ 55,849 | $ 53,547 |
| | | | |
| Total average stockholders' equity | $ 489,876 | $ 501,785 | $ 482,138 |
| Less: average goodwill and other intangible assets | 161,600 | 163,615 | 156,540 |
| Average tangible stockholders' equity | $ 328,276 | $ 338,170 | $ 325,598 |
| | | | |
| **Adjusted Return on Average Tangible Stockholders' Equity Ratio:** | | | |
| Annualized net income excluding acquisition-related costs, pension settlement charges, and amortization of other intangible assets | $ 54,221 | $ 55,849 | $ 53,547 |
| Average tangible stockholders' equity | $ 328,276 | $ 338,170 | $ 325,598 |
| | | | |
| Return on average tangible stockholders' equity | 16.52% | 16.52% | 16.45% |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods.



54

# Non-GAAP Measures



## ADJUSTED RETURN ON AVERAGE ASSETS

The adjusted return on average assets ratio is calculated as net income adjusted to exclude acquisition-related costs and pension settlement charges, divided by average total assets. This measure is non-GAAP since it excludes acquisition-related costs and pension settlement charges.

| ($ in Thousands) | Q2-18 | Q3-18 | YTD-18 |
|---|---|---|---|
| **Annualized Net Income:** | | | |
| Income before income taxes | $ 8,904 | $ 15,546 | $ 38,574 |
| Acquisition-related costs | 6,261 | 674 | 7,083 |
| Pension settlement charges | - | 176 | 176 |
| Income before income taxes, excluding acquisition-related costs and pension settlement charges | $ 15,165 | $ 16,396 | $ 45,833 |
| | | | |
| Income tax expense on income before income taxes | 1,012 | 2,821 | 6,216 |
| Income tax expense on acquisition-related costs (a) | 1,315 | 142 | 1,487 |
| Income tax expense on pension settlement charges (a) | - | 37 | 37 |
| | | | |
| Net income, excluding acquisition-related costs and pension settlement charges | $ 12,838 | $ 13,396 | $ 38,093 |
| | | | |
| Days in the period | 91 | 92 | 273 |
| Days in the year | 365 | 365 | 365 |
| Annualized net income excluding acquisition-related costs and pension settlement charges | $ 51,493 | $ 53,147 | $ 50,930 |
| | | | |
| **Return on Average Assets Ratio:** | | | |
| Annualized net income excluding acquisition-related costs and pension settlement charges | $ 51,493 | $ 53,147 | $ 50,930 |
| Average assets | $ 3,897,957 | $ 3,998,254 | $ 3,832,554 |
| | | | |
| Adjusted return on average assets | 1.32% | 1.33% | 1.33% |

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods.

